UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company of Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) nº 90.400.888/0001-42

Company Registration (NIRE) 35.300.332.067

MATERIAL FACT

GETNET´S ACQUISITION – ACQUISITION OF RESIDUAL PARTICIPATION

BANCO SANTANDER (BRASIL) S.A. ("Santander Brasil"), pursuant to the provisions of paragraph 4 of Article 157 of Law 6,404/76 and Instruction 358/02 of the Brazilian Securities and Exchange Commission, as amended, informs, in connection with the scope of the Notice to Market disclosed on July 15, 2013 and Material Facts dated as of April 7, 2014; July 31, 2014 and December 19, 2018, that being deferred the regulatory approval and implemented the other conditions set forth in the Second Amendment to the Stock Purchase and Sale Agreement and other Covenants, executed on December 19, 2018, on the date hereof was closed the acquisition, by Santander Brasil, of all the shares issued by Getnet Adquirência e Serviços para Meios de Pagamento S.A. ("Getnet") owned by the minority shareholders, corresponding to 11.5% of the capital stock of Getnet.

Upon the acquisition, Santander Brasil becomes the owner of all the shares issued by Getnet and the company becomes a wholly owned subsidiary of Santander Brasil.

São Paulo, February 25th, 2019.

ANGEL SANTODOMINGO

Investor Relations Officer

Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 25, 2019

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer